Exhibit 99.1

Collective Mining Announces that Drilling is Underway to Target the Near Surface and Tungsten Rich Portion of Apollo

TORONTO, Nov. 10, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is excited to report that a multi-hole drill program is now in full swing, targeting the high-grade, outcropping tungsten-rich zone crowning the Apollo system ("Apollo"). Apollo is a large, partially reduced intrusion related system enriched in gold, silver, copper, and tungsten. Drilling to date has outlined continuous mineralization from surface to more than 1,300 vertical metres, where the high-grade Ramp Zone remains open at depth. Apollo anchors the Company's flagship Guayabales Project—a district-scale, multi-target, and infrastructure-rich project in Caldas, Colombia.

Key Highlights (see Figures 1-2)

  Step out and infill drilling underway to expand and increase confidence in the two defined tungsten-rich zones at Apollo.
  Visual core logging of the initial hole already showing coarse scheelite (tungsten mineral) and chalcopyrite, bornite, and chalcocite (copper minerals).
  With Apollo hosting Colombia's first hard rock tungsten discovery and prices for APT 88.5% tungsten trading at all-time high of US$703 per metric tonne unit, relevant authorities are expressing keen interest in its future potential.
  Assay results from drilling of the tungsten zones expected in December.

Previously reported assay results from drill holes into Apollo's tungsten rich zones are listed below:

Hole #	From (m)	To (m)	Length (m)	WO3%	Au g/t	Ag g/t	Cu %	Press Release Date
APC-31	0.00	96.95	96.95	0.30	2.46	23	0.16	November 7, 2023
APC-35	1.05	87.60	86.55	0.34	3.52	16	0.12	November 7, 2023
APC-44	9.00	89.00	80.00	0.35	1.00	16	0.16	November 7, 2023
APC-55	23.55	112.00	88.45	0.31	2.49	24	0.13	November 7, 2023
APC-110	56.15	147.15	91.00	0.32	0.85	48	0.39	June 2, 2025
APC-134	98.70	130.55	31.85	0.34	0.95	51	0.99	August 20, 2025

Ari Sussman, Executive Chairman commented: "Since announcing the first hard-rock tungsten discovery in Colombian history, positive interest from Colombian officials in the critical minerals aspect of the Apollo system has evolved. With tungsten prices now sitting at an all-time high and scarce supply available in the Americas, our Apollo system has strong potential to feed the veracious appetite for the metal in a reasonable timeframe."

To date, Collective Mining has completed 143,500 metres of diamond drilling across the Guayabales and San Antonio projects, including 103,000 metres at the flagship Apollo system. Ten rigs are currently turning with multiple high-priority holes at both projects pending assays.

With US$145 million in cash (as of October 20, 2025), the Company is fully funded for its planned, aggressive 2026 program, which targets up to 100,000 metres of additional drilling.

Figure 1: Plan View of the Apollo System Highlighting Previously Released Drilling Intercepts into the Outcropping Tungsten Rich Zone (CNW Group/Collective Mining Ltd.)

Figure 2: Plan View Guayabales and San Antonio Projects Highlighting the Apollo System Within the Guayabales Project (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interest in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth and drill a series of greenfield generated targets on the property.

Additionally, the Company has launched its largest drilling campaign in history at the San Antonio Project as it hunts for new discoveries and looks to expand upon the newly discovered porphyry system at the Pound target. The San Antonio Project is located between two to five kilometers east-northeast of the Guayabales Project and could potentially share infrastructure given their proximity to each other.

Management, insiders, a strategic investor and close family and friends own 45.3% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2 metres intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole.

Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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SOURCE Collective Mining Ltd.

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%CIK: 0001953575

For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 10-NOV-25